Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603

                                October 1, 2019


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



                                  Re: FT 8298
                       ETF Growth and Income October '19
                                 (the "Trust")
                      CIK No. 1784200 File No. 333-233562
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Fee Table
_________

      1. THE COMMENT NOTED THAT THE "AMOUNT PER UNIT" COLUMN IN THE FEE TABLE IS OMITTED IN THIS TRUST.

      Response: The "Amount per Unit" column in the Fee Table is included in the Registration Statement filed with the Commission on August 30, 2019 and will be included in the final prospectus as well.

Portfolio
_________

      2. PLEASE REVISE THE 80% POLICY TO REFLECT THAT THE TRUST INVESTS 100% IN ETFS.

      Response: Pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, the Trust is required to invest at least 80% of its assets in the type of investment suggested by its name. Although the Trust intends to invest 100% of its assets in ETFs, the final portfolio for this Trust may invest up to 20% of its assets in other types of investments.

Registration Statement
______________________

      3. FOR THIS AND OTHER FIRST TRUST UNIT INVESTMENT TRUSTS, PLEASE CONFIRM WHETHER THERE ARE ANY ASSOCIATED INDEMNIFICATION AGREEMENTS OF THE TYPE DESCRIBED IN RULE 484(B) UNDER THE SECURITIES ACT OF 1933. IF SO, PLEASE INCLUDE THE UNDERTAKING REQUIRED BY RULE 484 IN THE REGISTRATION STATEMENT.

      Response: The registration statement has been revised in accordance with this comment.

      4. PLEASE REVISE THE REGISTRATION STATEMENT TO INCLUDE THE UNDERTAKING REQUIRED BY INSTRUCTION 3(A)(3) TO FORM S-6.

      Response: The registration statement has been revised in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                    Very truly yours,

                                                    CHAPMAN AND CUTLER LLP


                                                    By  /s/ Daniel J. Fallon
                                                       ______________________
                                                            Daniel J. Fallon